A-1
7-12-2005

SECURITI  ION

05042652

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-66084

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rucker Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1704 Madaline Drive
(No. and Street)

Avenel | NJ | 07001
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mose Rucker IV (732) 855-9241
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION



INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven Edwards
(Name – *if individual, state last, first, middle name*)

37 Eastbowne Drive | Chestridge | NY | 10977
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 22 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mose Rucker III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rucker Capital Partners, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

PETER K. SHAM
Notary Public, State of New Jersey
My Commission Expires October 10, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN EDWARDS, CPA
37 Eastbourne Drive
Chestnut Ridge, New York 10977

Mose Rucker III
Rucker Capital Partners, LLC

We have audited the accompanying statement of financial condition of Rucker Capital Partners, LLC as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. U.S. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rucker Capital Partners, LLC at of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Steven Edwards CPA

Steven Edwards, CPA
Chestnut Ridge, New York 10977
February 28, 2005
April 25, 2005

Schedule I

Rucker Capital Partners, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Total members' equity		$ 18,336
Total members' equity qualified for net capital		$ 18,336
Deductions and/or charges:		
Nonallowable assets:		
Property and Equipment, net	2,728	
Prepaid Expenses	100	
		2,828
Net capital		$ 15,508
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Accounts payable		$ 10,323
Total aggregate undebtedness		10,323
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital at 100 percent		$ 10,508
Excess net capital at 120 percent		$ 9,508
Ratio: Aggregate indebtedness to net capital		0.64 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 16,508
Audit adjustments to record audit & professional services		(1,000)
Net capital per above		$ 15,508

Schedule I

Rucker Capital Partners, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Total members' equity		$ 18,336
Total members' equity qualified for net capital		$ 18,336
Deductions and/or charges:		
Nonallowable assets:		
Property and Equipment, net	2,728	
Prepaid Expenses	100	
		2,828
Net capital		$ 15,508
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Accounts payable		$ 10,323
Total aggregate undebtedness		10,323
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital at 100 percent		$ 10,508
Excess net capital at 120 percent		$ 9,508
Ratio: Aggregate indebtedness to net capital		0.64 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 16,508
Audit adjustments to record audit & professional services		(1,000)
Net capital per above		$ 15,508

STEVEN EDWARDS, CPA
37 Eastbourne Drive
Chestnut Ridge, New York 10977

Mose Rucker III
Rucker Capital Partners, LLC

We have audited the accompanying statement of financial condition of Rucker Capital Partners, LLC as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. U.S. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rucker Capital Partners, LLC at of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Steven Edwards CPA

Steven Edwards, CPA
Chestnut Ridge, New York 10977
February 28, 2005
April 25, 2005

Schedule I

Rucker Capital Partners, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Total members' equity		$ 18,336
Total members' equity qualified for net capital		$ 18,336
Deductions and/or charges:		
Nonallowable assets:		
Property and Equipment, net	2,728	
Prepaid Expenses	100	
		2,828
Net capital		$ 15,508
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Accounts payable		$ 10,323
Total aggregate undebtedness		10,323
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital at 100 percent		$ 10,508
Excess net capital at 120 percent		$ 9,508
Ratio: Aggregate indebtedness to net capital		0.64 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 16,508
Audit adjustments to record audit & professional services		(1,000)
Net capital per above		$ 15,508